Exhibit 99.4

WASHINGTON GAS LIGHT COMPANY

Computation of Ratio of Earnings to Fixed Charges

and Preferred Stock Dividends (Unaudited)

($ in thousands)

Twelve Months Ended December 31, 2004

FIXED CHARGES AND PRE-TAX PREFERRED STOCK DIVIDENDS:
Preferred Stock Dividends	$1,320
Effective Income Tax Rate	0.3605
Complement of Effective Income Tax Rate (1-Tax Rate)	0.6395
Pre-Tax Preferred Stock Dividends	$2,064

FIXED CHARGES:
Interest Expense	$41,472
Amortization of Debt Premium, Discount and Expense	466
Interest Component of Rentals	968

Total Fixed Charges	42,906
Pre-Tax Preferred Stock Dividends	2,064

Total Fixed Charges and Preferred Stock Dividends	$44,970

EARNINGS:
Net Income before Dividends on Preferred Stock	$100,729
Add:
Income Taxes Applicable to Utility Operating Income	57,472
Income Taxes Applicable to Non-Utility Operating Income and Other Income (Expenses)—Net	(683)
Total Fixed Charges	42,906

Total Earnings	$200,424

Ratio of Earnings to Fixed Charges and Preferred Dividends	4.5